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gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53274



SEC MAIL
PROCESSING
RECEIVED
MAR 1 3 2002
365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/29/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MERCATOR ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 Jackson Street, Suite 303
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn T. Challenger (415) 374-8323
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name — *if individual, state last, first, middle name*)

400 Montgomery Street, Suite 1040 San Francisco, CA 94104
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LYNN T. CHALLENGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERCATOR ASSOCIATES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
MARCH 29, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

CONTENTS

SUPPLEMENTARY INFORMATION



SCOTT B. PRICE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mercator Associates, LLC
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Mercator Associates, LLC (A Delaware Limited Liability Company) as of December 31, 2001 and the related statements of operations, members' equity and cash flows for the period from inception (March 29, 2001) to December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercator Associates, LLC (A Delaware Limited Liability Company) as of December 31, 2001 and the results of its operations and its cash flows for the period from inception (March 29, 2001) to December 31, 2001, in conformity with generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Scott B. Price & Company
Certified Public Accountants
San Francisco, California

February 11, 2002

400 MONTGOMERY STREET
SUITE 1040
SAN FRANCISCO
CALIFORNIA 94104
(415) 398-5900
FAX (415) 398-0385

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current assets	
Cash	$ 111,198
Accounts receivable	72,432
Prepaid expenses	1,182
Total current assets	184,812
Fixed assets	
Computer equipment	12,482
Furniture, fixtures and equipment	11,515
Leasehold improvements	759
	24,756
Less: accumulated depreciation and amortization	(3,133)
Fixed assets, net	21,623
Other assets	
Security deposit	2,730
Total other assets	2,730
	$ 209,165

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 27,049
Retirement plan contribution payable	5,800
Total liabilities	32,849
Members' equity	176,316
	$ 209,165

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
MARCH 29, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

Revenue	
Trading commission revenue, net of clearance fees	$ 89,031
Total revenue	89,031
Operating expenses	
Guaranteed payments	60,000
Professional fees	25,056
Information services	19,503
Licenses and permits	8,697
Rent	6,005
Pension contributions	5,800
Travel	3,527
Depreciation and amortization	3,133
Telephone	2,835
Office supplies and postage	2,770
Insurance and bonds	2,253
Meals and entertainment	1,563
Marketing	1,462
Taxes	950
Bank service charges	547
Internet services	529
Local transportation	305
Miscellaneous	162
Dues and subscriptions	150
Total operating expenses	145,247
Operating loss	(56,216)
Other income/(expense)	
Other income	2,500
Interest income	175
Other expense	(143)
Total other income/(expense)	2,532
Net loss	$ (53,684)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBERS' EQUITY
MARCH 29, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

	Bella International, Ltd.	Lynn Challenger	Daniel Wong	Total
Beginning balance	$ -	$ -	$ -	$ -
Contributions	185,000	45,000	5,000	235,000
Contributions due	-	-	(5,000)	(5,000)
Net loss	(26,842)	(24,158)	(2,684)	(53,684)
Ending balance	$ 158,158	$ 20,842	$ (2,684)	$ 176,316

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
MARCH 29, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (53,684)
Adjustments to reconcile net loss to net cash used operating activities:	
Depreciation and amortization	3,133
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Accounts receivable	(72,432)
Prepaid expenses	(1,182)
Security deposits	(2,730)
Increase/(decrease) in liabilities:	
Accounts payable	27,049
Retirement plan contribution payable	5,800
Net cash used for operating activities	(94,046)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(24,756)
Net cash used for investing activities	(24,756)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	230,000
Net cash provided by financing activities	230,000
Net increase in cash	111,198
Cash at March 29, 2001	-
Cash at end of year	$ 111,198

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ -

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
MARCH 29, 2001 (DATE OF INCEPTION) TO DECEMBER 31, 2001

1 - THE COMPANY

Mercator Associates, LLC (the Company) was formed on March 29, 2001and organized in Delaware on April 11, 2001 as a limited liability company. The company will cease to exist on January 1, 2052 unless dissolved earlier by the members. The Company was registered as a limited liability company in the state of California on April 13, 2001 and is based in San Francisco, California. The Company's primary activity is to act as an independent agency-based equity and equity index listed-options broker. Purchase and sales orders are solicited nationally from institutional customers and commissions are earned from the execution of the orders.

On October 10, 2001 Mercator Associates, LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on October 11, 2001.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

Furniture, Equipment and Improvements

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

Leasehold improvements are recorded at cost and amortized using the straight-line method over the term of the lease, which is one year.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for taxes has been provided for in these financial statements.

3 - RETIREMENT PLAN

The Company sponsors a money purchase pension plan in which it contributes 25% of members' net earnings from self-employment, up to a maximum of $35,000. The 2001 pension contribution totaled $5,800 which was accrued at December 31, 2001.

4 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $141,900, which was $136,900 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.3 to 1.

5 - LEASE COMMITMENTS

The Company relocated during 2001 and entered into a one-year lease commencing on September 26, 2001. Rent expense for 2001 was $6,005. Future minimum lease payments for the year ended December 31, 2002 are $8,280.

6 - CONCENTRATIONS

During the period ended December 31, 2001 the Company earned commissions from Parsimony Ltd. and Camomille Global Macro Fund equal to approximately 74% and 15% of total commission revenue, respectively.

7 - MEMBERS' CONTRIBUTIONS

On November 1, 2001 a new member was admitted to the Company. As of December 31, 2001 this member had not made the required initial capital contribution of $5,000.

SUPPLEMENTARY INFORMATION

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	176,316
Less nonallowable assets:		
Accounts receivable > 30 days	$	8,881
Prepaid expenses		1,182
Fixed assets, net		21,623
Other assets		2,730
		34,416
Net capital before haircuts on securities positions		141,900
Haircuts on securities		-
Net capital	$	141,900

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	2,191
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Excess net capital	$	136,900
Excess net capital at 800%	$	137,794
Excess net capital at 1000%	$	138,615

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$	32,849
Percentage of aggregate indebtedness to net capital		23.15%

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

Not applicable

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF LIQUID CAPITAL
DECEMBER 31, 2001

Per original filing	$ 185,249
Audit adjustments;	
To record depreciation for the period March 29, 2001 through December 31, 2001	(3,133)
To record the employer retirement plan contribution for 2001	(5,800)
Per this filing	$ 176,316

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2001

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001



SCOTT B. PRICE & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Mercator Associates, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Mercator Associates, LLC (A Delaware Limited Liability Company) for the period from inception (March 29, 2001) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 171-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists

400 MONTGOMERY STREET
SUITE 1040
SAN FRANCISCO
CALIFORNIA 94104
(415) 398-5900
FAX (415) 398-0385

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott B. Price & Company
Certified Public Accountants
San Francisco, California

February 11, 2002


RECEIVED
MAR 1 3 2002
365
PROCESSING
SECTION

MERCATOR ASSOCIATES, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

MARCH 29, 2001 (DATE OF INCEPTION) TO
DECEMBER 31, 2001